UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	) FIRST AMENDED AND RESTATED
VANGUARD ADMIRAL FUNDS	) APPLICATION FOR AN ORDER
VANGUARD BOND INDEX FUNDS	) PURSUANT TO SECTION 6(c) OF THE
VANGUARD CALIFORNIA TAX-FREE FUNDS	) INVESTMENT COMPANY ACT OF 1940,
VANGUARD CHESTER FUNDS	) AS AMENDED, FOR AN EXEMPTION
VANGUARD CMT FUNDS	) FROM SECTIONS 18(f) AND 21(b) OF
VANGUARD CONVERTIBLE SECURITIES FUND	) THE ACT; PURSUANT TO SECTION
VANGUARD EXPLORER FUND	) 12(d)(1)(J) OF THE ACT FOR AN
VANGUARD FENWAY FUNDS	) EXEMPTION FROM SECTION 12(d)(1)
VANGUARD FIXED INCOME SECURITIES FUNDS	) OF THE ACT; PURSUANT TO
VANGUARD FLORIDA TAX-FREE FUNDS	) SECTIONS 6(c) AND 17(b) OF THE ACT
VANGUARD HORIZON FUNDS	) FOR AN EXEMPTION FROM SECTIONS
VANGUARD INDEX FUNDS	) 17(a)(1), 17(a)(2) AND 17(a)(3) OF THE
VANGUARD INSTITUTIONAL INDEX FUNDS	) ACT; AND PURSUANT TO SECTION
VANGUARD INTERNATIONAL EQUITY INDEX FUNDS	) 17(d) OF THE ACT AND RULE 17d-1
VANGUARD MALVERN FUNDS	) THEREUNDER TO PERMIT CERTAIN
VANGUARD MASSACHUSETTS TAX-EXEMPT FUNDS	) JOINT ARRANGEMENTS
VANGUARD MONEY MARKET RESERVES	)
VANGUARD MONTGOMERY FUNDS	)
VANGUARD MORGAN GROWTH FUND	)
VANGUARD MUNICIPAL BOND FUNDS	)
VANGUARD NEW JERSEY TAX-FREE FUNDS	)
VANGUARD NEW YORK TAX-FREE FUNDS	)
VANGUARD OHIO TAX-FREE FUNDS	)
VANGUARD PENNSYLVANIA TAX-FREE FUNDS	)
VANGUARD QUANTITATIVE FUNDS	)
VANGUARD SCOTTSDALE FUNDS	)
VANGUARD SPECIALIZED FUNDS	)
VANGUARD STAR FUNDS	)
VANGUARD TAX-MANAGED FUNDS	)
VANGUARD TRUSTEES’ EQUITY FUND	)
VANGUARD VALLEY FORGE FUNDS	)
VANGUARD VARIABLE INSURANCE FUNDS	)
VANGUARD WELLESLEY INCOME FUND	)
VANGUARD WELLINGTON FUND	)
VANGUARD WHITEHALL FUNDS	)
VANGUARD WINDSOR FUNDS	)
VANGUARD WORLD FUND	)
and	)
THE VANGUARD GROUP, INC.	)
P.O. Box 2600)
Valley Forge, Pennsylvania 19482)
File No. 812-13597)
)

Page 1 of 31 sequentially numbered pages (including exhibits)

I. PRELIMINARY STATEMENT AND BACKGROUND

     The Vanguard Group, Inc. (“Vanguard”) and the applicant registered open-end management investment companies (the “Trusts”) and series thereof (the “Funds,” and, together with the Trusts and Vanguard, the “Applicants”)1 hereby apply for an order of the Securities and
Exchange Commission (the “Commission”) pursuant to (i) Section 6(c) of the Investment
Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections
18(f) and 21(b) of the Act; (ii) Section 12(d)(1)(J) of the Act for an exemption from Section
12(d)(1) of the Act; (iii) Sections 6(c) and 17(b) of the Act for an exemption from Sections
17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (iv) Section 17(d) of the Act and Rule 17d-1
thereunder to the extent necessary to permit certain joint arrangements.

     The requested order would supersede a prior Commission order under Sections 6(c),
17(b), and 17(d) of the Act and Rule 17d-1 under the Act (In the Matter of Vanguard Money
Market Reserves, Inc., et al. (File No. 812-9778, Investment Company Act Release Nos. 21825
(March 13, 1996) (notice) and 21889 (April 11, 1996) (order) (the “1996 Order”)). The 1996
Order permits the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes provided that the loans are made in accordance with the terms and conditions set forth in that order.

     Applicants desire to modernize the 1996 Order to take advantage of relief granted to other fund complexes in more recent orders, and to reflect how the Funds currently invest their excess cash, all in accordance with the terms and conditions set forth in this application (the
“Application”).

     At any particular time, while some Funds may be lending money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments
(either directly or through Vanguard Market Liquidity Fund, a money market fund advised by
Vanguard (the “CMT Fund”),2 other Funds may be borrowing money from the same or similar banks for temporary purposes to satisfy redemption requests or for other temporary purposes.
The Trusts propose to enter into loan agreements on behalf of the Funds whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed interfund lending facility, the Funds intend to: (i) reduce the costs that would otherwise be incurred in borrowing from banks and other lenders, and (ii) earn higher interest rates on their cash balances.

1 Applicants request that the relief requested herein apply to: (i) any future series of the Trusts (included in the term “Funds”), and (ii) any future registered open-end investment companies or series thereof that are organized, managed, or advised by Vanguard or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with Vanguard (each, also, a “Fund”).
2 The CMT Fund complies with Rule 2a-7 under the Act and is a series of Vanguard CMT Funds. Vanguard
CMT Funds is a registered open-end management investment company organized, managed and advised by
Vanguard. Currently, the CMT Fund and Vanguard Municipal Cash Management Fund are the only series of Vanguard CMT Funds.

Page 2 of 31 sequentially numbered pages (including exhibits)

    Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1)
of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) generally prohibits an affiliated person from borrowing money or other property from the investment company.
Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several participant, unless it has been approved by an order of the Commission. Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, the investment company may borrow from a bank, provided the company maintains 300% asset coverage for such loans.
Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

     Applicants request an order providing the exemptive relief necessary to establish and operate the proposed interfund lending facility as described in this Application, subject to the terms and conditions set forth herein. The proposed interfund lending facility is intended to be used by the Funds as a means of: (i) reducing the costs that would otherwise be incurred by the
Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their excess daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II. STATEMENT OF FACTS

     A. The Trusts and Funds.

     Each Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act.3 The Trusts offer one or more separate investment portfolios with distinct investment objectives and policies. Certain Funds offer multiple classes of shares.

     B. Vanguard.

     Vanguard, a Pennsylvania corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and as a transfer agent under the
Securities Exchange Act of 1934, as amended. Vanguard is wholly and jointly owned by 35 investment companies (including each Trust except for Vanguard CMT Funds and
Vanguard Institutional Index Funds). Vanguard provides each of the Funds with corporate management, administrative, transfer agency, and, in some cases, investment advisory services.

3 All entities that currently intend to rely on the order have been named as Applicants and are listed in
Appendix A to this Application. Any other existing or future entities that subsequently rely on the order will comply with the terms and conditions in the Application.

Page 3 of 31 sequentially numbered pages (including exhibits)

Vanguard employs a supporting staff of management and administrative personnel needed to provide the requisite services.

     C. Current Borrowing Practices

     At any particular time, while some Funds invest their cash balances in the CMT Fund or purchase other short-term instruments, other Funds may need to borrow money from banks for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as a trade “fail” in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes.

     Presently, the Funds have access to uncommitted bank loans from their custodian banks, for temporary purposes. These loans are available at the custodian bank’s discretion in the amounts that the bank chooses to make available at the time of the loan. If a Fund borrows from its custodian bank, it normally pays interest on the loan at a rate that is higher than the rate that is earned by other (non-borrowing) Funds on investments in the CMT Fund, or if applicable, other short-term instruments. This differential contributes to the profit earned by the lender and is not attributable to any material difference in the credit quality or risk of such transactions.

     D. The Proposed Interfund Lending Facility

     The Trusts seek to enter into master interfund lending agreements (“Interfund Lending
Agreements”) with each other on behalf of the Funds that would permit each Fund to lend money directly to and borrow directly from other Funds through an interfund lending facility for temporary purposes (an “Interfund Loan”). The proposed interfund lending facility would reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term loans. Although the proposed interfund lending facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

     It is anticipated that the proposed interfund lending facility would provide a borrowing
Fund with significant benefits at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are paid immediately.
The proposed interfund lending facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

     Similarly, it is anticipated that a Fund could use the proposed interfund lending facility when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund could: (i)

Page 4 of 31 sequentially numbered pages (including exhibits)

“fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, possibly earning a lower return on the investment. Use of the proposed interfund lending facility under these circumstances would enable the Fund to have access to immediate short-term liquidity without incurring custodian overdraft or other charges.

     While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur costly commitment fees and/or other charges involved in obtaining a bank loan. The proposed interfund lending facility could provide an equal or greater amount of consistently reliable liquidity to a borrowing Fund compared to a committed line of credit while also conferring benefits to lending Funds. For example, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain by purchasing shares of the CMT Fund or from investing their cash in repurchase agreements.
Thus, the proposed interfund lending facility would benefit both borrowing and lending Funds.4

     The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan
Rate”) would be the average of: (i) the “CMT Rate,” as defined below; and (ii) the “Bank Loan
Rate,” as defined below. The CMT Rate is the prior business day’s yield5 of the non-money market lending Funds’ cash management vehicle.6 The prior day’s yield is used instead of the current day’s yield because there is a substantial time gap between when the Interfund Loan Rate would be calculated (early morning) and when the yield of the CMT Fund is known for the current day (at the end of the day). The CMT Rate is a reasonable proxy for the rate of return that Funds lending through the interfund lending facility would have otherwise obtained if they had invested their excess cash through their normal investment vehicle.7

4 In this respect, the Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7 of the Act. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-
dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’
board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transaction and are consistent with the investment policy of each fund. Cf. Safeco Growth
Fund, Inc., (avail. March 4, 1985).
5 Yield means the annualized daily dividend rate.
6 Cash management vehicle means the account, fund, trust or vehicle (e.g., money market fund; joint account) in which the non-money market lending Funds typically invest their excess cash in on an overnight basis. Any cash management vehicle will be affiliated with Vanguard. For the vast majority of potential lending Funds, the cash management vehicle is currently Vanguard Market Liquidity Fund (i.e., the CMT Fund).
7 Applicants submit that the CMT Rate, rather than a repurchase agreement rate or overnight time deposit rate (rates used in other interfund lending orders), should be used to calculate the Interfund Loan Rate because the vast majority of the lending Funds invest their excess cash in the CMT Fund. To utilize a rate other than the CMT Rate would distort the reality of how the Funds invest excess cash, provide a skewed
Interfund Loan Rate, and may yield an unfair result. The Interfund Loan Rate will be derived using the yield of the current cash management vehicle used by the non-money market lending Funds (presently, the
CMT Fund) even if a Fund does not invest its excess cash in the CMT Fund.

Page 5 of 31 sequentially numbered pages (including exhibits)

     The Bank Loan Rate for any day would be calculated by the Cash Management
Department each day an Interfund Loan is made according to a formula established by each
Trust’s Trustees intended to approximate the lowest interest rate at which short-term bank loans would be available to the Funds. The formula would be based upon a publicly available rate
(e.g., Federal funds plus 25 basis points) and would vary with this rate so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Trust’s Trustees. In addition, each Trust’s Trustees would periodically review the continuing appropriateness of using the formula to determine the Bank
Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The continual monitoring and adjustment of the Bank
Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the
Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

     The proposed interfund lending facility would be administered by the Cash Management
Department. No portfolio manager of any Fund will serve in the Cash Management Department.
The proposed interfund lending facility would be available to any Fund although money market
Funds8 typically would not participate as borrowers. On any day on which a Fund intends to borrow money, the Cash Management Department would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the CMT Rate or, if applicable, the highest or best (after giving effect to factors such as the credit quality of the issuer) rate available to a lending Fund from investment in overnight repurchase agreements (the “Repo Rate”)9, and (ii) more favorable to the borrowing
Fund than the Bank Loan Rate.

     Under the proposed interfund lending facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed interfund lending facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund will borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan. A Fund could not borrow through the proposed interfund lending facility if its total outstanding borrowings immediately after the interfund borrowing would exceed the limits imposed by
Section 18 of the Act.

8 Money market Funds invest their excess cash in variety of short-term instruments including: US government and agency securities, repurchase agreements, commercial paper, certificates of deposit, municipal securities, and other instruments in accordance with Rule 2a-7 under the Act.
9 If a lending Fund does not invest substantially all of its cash balances in the Funds’ current cash management vehicle (presently the CMT Fund for the vast majority of potential lending Funds), then the
Repo Rate will be used to determine whether the lending Fund participates in the interfund lending facility.

Page 6 of 31 sequentially numbered pages (including exhibits)

     In addition, amounts borrowed through the proposed interfund lending facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, for Funds that do not have Restrictive Borrowing Policies, as defined below,
Applicants will limit a Fund’s borrowings through the proposed interfund lending facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions or 102% of sales fails for the preceding seven calendar days.
Restrictive Borrowing Policies are policies which generally limit borrowing to temporary or emergency purposes. Funds borrowing through the interfund lending facility that have
Restrictive Borrowing Policies will not be limited to a percentage of each Fund’s net cash redemptions or sales fails within a seven day period. Restrictive Borrowing Policies provide comprehensive and effective protection against leverage by generally limiting Fund borrowing for temporary or emergency purposes. The Restrictive Borrowing Policies are an effective safeguard that will prevent inappropriate use of the interfund lending facility. For those Funds having Restrictive Borrowing Policies, the 125% limit is contrary to the public interest and the interest of investors because it constrains the use of the interfund lending facility in periods of sudden, unanticipated market correction, which could contribute to further redemptions and more pressure to liquidate portfolio securities. The duration of any loans made under the proposed interfund lending facility would be limited to the time required to receive payment for securities sold, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

     Under the proposed interfund lending facility, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender. The Cash Management Department on each business day would collect data on the excess cash and borrowing requirements of all participating Funds.

     The Cash Management Department would allocate borrowing demand and cash available for lending among the Funds on what the Cash Management Department believes to be an equitable basis, subject to certain administrative considerations applicable to all Funds, such as:
(i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each Interfund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

     The Cash Management Department would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Cash Management Department would allocate loans among borrowing
Funds without any further communication from the portfolio managers of the Funds. There typically will be far more available excess cash each day than borrowing demand. Therefore, after the Cash Management Department has allocated cash for Interfund Loans, the Cash
Management Department will invest any remaining cash in accordance with the standing

Page 7 of 31 sequentially numbered pages (including exhibits)

instructions of the portfolio managers or return remaining amounts for investment directly by the portfolio managers of the Funds.10

     The method of allocation and related administrative procedures would be approved by each Trust’s Trustees, including a majority of Trustees who are not “interested persons” of the
Trust, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. Vanguard, through the
Cash Management Department, would report quarterly to the Trustees on the participation of the various Funds in the proposed interfund lending facility. Each Trust’s Trustees would review at least quarterly the Fund’s participation in the proposed interfund lending facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii)
the Interfund Loan Rate; and (iii) the Fund’s participation in the proposed interfund lending facility. In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Vanguard promptly would refer the loan for arbitration to an independent arbitrator selected by the Trustees for the
Funds involved, who would have binding authority to resolve any problem promptly.

     The Cash Management Department would: (i) monitor the Interfund Loan Rates charged and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations;
(iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed interfund lending facility and the
Interfund Loan Rate charged. Vanguard, through the Cash Management Department, would administer the proposed interfund lending facility as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund and would receive no additional fee as compensation for its services in connection with the administration of the proposed interfund lending facility.

     If the requested order is granted, no Fund may participate in the proposed interfund lending facility unless: (i) the Fund has obtained shareholder approval for its participation if such approval is required by law or, if such approval is not required by law, the Fund’s prospectus and/or statement of additional information (“SAI”) have, prior to the Fund’s lending or borrowing any amount under the proposed interfund lending facility, disclosed the intention of the Fund to participate in the proposed interfund lending facility; (ii) the Fund has fully disclosed all material information concerning the interfund lending facility in its prospectus and/or SAI;
and (iii) the Fund’s participation in the interfund lending facility is consistent with its investment objectives, limitations and organizational documents.

10	The Cash Management Department may consult with portfolio managers of external advisors (i.e., those advisors that are not affiliated with Vanguard) from time to time for assistance in making accurate assessments of the borrowing needs of certain Funds and lending capabilities of other Funds; however, no portfolio manager of an external advisor will serve as a member of the Cash Management Department.

Page 8 of 31 sequentially numbered pages (including exhibits)

III. STATUTORY PROVISIONS

     Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.

     Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits any such affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b)
of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.

     Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

     Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security . . . except that any such registered company shall be permitted to borrow from any bank; provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . . ” Under Section 18(g) of the Act, the term “senior security” generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

     Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the
Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

     Rule 17d-1(b) under the Act provides that in passing upon an application filed under the
Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is

Page 9 of 31 sequentially numbered pages (including exhibits)

consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

     Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

     Similarly, Section l2(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV. REQUEST FOR ORDER

     The Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to
Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the
Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of
Sections 17(a)(1), Section 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the
Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed interfund lending facility.

     Conditions. Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)	The Interfund Loan Rate will be the average of the CMT Rate and the Bank Loan
Rate.

(2)	On each business day, the Cash Management Department will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the CMT Rate or, if applicable, Repo Rate, and
(ii) more favorable to the borrowing Fund than the Bank Loan Rate.

(3)	If a Fund has outstanding borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than any outstanding bank loan; (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii)
will have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund
Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

Page 10 of 31 sequentially numbered pages (including exhibits)

(4)	A Fund may make an unsecured borrowing through the proposed interfund lending facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the
Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed interfund lending facility only on a secured basis. A Fund may not borrow through the proposed interfund lending facility or from any other source if its total outstanding borrowings immediately after such borrowing would exceed the limits imposed by Section 18 of the Act.

(5)	Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding
Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10%
of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans; (ii) reduce its outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding
Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each
Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

(6)	No Fund may lend to another Fund through the proposed interfund lending facility if the loan would cause its aggregate outstanding loans through the proposed interfund lending facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)	A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending
Fund’s net assets.

(8)	The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected

Page 11 of 31 sequentially numbered pages (including exhibits)

within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)	Except as set forth in this condition, no Fund may borrow through the interfund lending facility unless the Fund has a policy that prevents the Fund from borrowing for other than temporary or emergency purposes. In the case of a Fund that does not have such a policy, the Fund’s borrowings through the interfund lending facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions or 102%
of sales fails for the preceding seven calendar days.

(10)	Each Interfund Loan may be called on one business day’s notice by a lending
Fund and may be repaid on any day by a borrowing Fund.

(11)	A Fund’s participation in the proposed interfund lending facility must be consistent with its investment objectives and limitations and organizational documents.

(12)	The Cash Management Department will calculate total Fund borrowing and lending demand through the proposed interfund lending facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of any Fund. The Cash Management Department will not solicit cash for the proposed interfund lending facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers.
The Cash Management Department will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

(13)	The Cash Management Department will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Trust concerning the participation of the Funds in the proposed interfund lending facility and the terms and other conditions of any extensions of credit under the interfund lending facility.

(14)	The Trustees of each Trust, including a majority of the Independent Trustees, will:

(a) review, no less frequently than quarterly, each Fund’s participation in the proposed interfund lending facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b) establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

Page 12 of 31 sequentially numbered pages (including exhibits)

(c) review, no less frequently than annually, the continuing appropriateness of each Fund’s participation in the proposed interfund lending facility.

(15)	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund
Lending Agreement, Vanguard will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees for each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[11] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

(16)	Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed interfund lending facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund
Loan Rate, the CMT Rate, and the rate of interest available at the time on overnight repurchase agreements and commercial bank borrowings, and such other information presented to the Trustees in connection with the review required by conditions (13) and (14).

(17)	The Cash Management Department will prepare and submit to the Trustees for review an initial report describing the operations of the proposed interfund lending facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed interfund lending facility, the Cash Management Department will report on the operations of the proposed interfund lending facility at the Trustees’ meetings on a quarterly basis.

Each Fund’s chief compliance officer, as defined in Rule 38a-l(a)(4) under the
Act, shall include in its annual compliance report to Trustees, each year that the
Fund participates (i.e., borrows and/or lends) in the proposed interfund lending facility, a summary of any material compliance matter involving the terms and conditions of the order and related procedures. An appropriate Fund officer (e.g.,
Fund Controller) will also annually file a certification pursuant to Item 77Q3 of
Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates (i.e., borrows and/or lends) in the proposed interfund lending facility, that certifies that the Fund and the Cash
Management Department have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

11	If the dispute involves Funds with different Trustees, the respective Trustees for the Funds will select an independent arbitrator that is satisfactory to each Fund.

Page 13 of 31 sequentially numbered pages (including exhibits)

(a) that the Interfund Loan Rate will be higher than the CMT Rate or, if applicable, the Repo Rate, but lower than the Bank Loan Rate;

(b) compliance with the collateral requirements as set forth in the Application;

(c) compliance with the percentage limitations on interfund borrowing and lending;

(d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees;
and

(e) that the Interfund Loan Rate does not exceed the interest rate on any third-
party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed interfund lending facility for compliance with the conditions of the order and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)	No Fund will participate in the proposed interfund lending facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or
SAI all material facts about its intended participation.

V. STATEMENT IN SUPPORT OF THE EXEMPTION

     A. Discussion of Precedent.

     The Commission has granted orders permitting many other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially the same as those proposed herein. In the Matter of Northern Funds, et al., Investment Company Act Rel.
No. 29368 (July 23 ,2010) (Notice), Investment Company Act Rel. No. 29381 (August 18, 2010)
(Order); In the Matter of the Alger Funds, et al., Investment Company Act Rel. No. 28819 (July
16, 2009) (Notice), Investment Company Act Rel. No, 28844 (August 11, 2009) (Order); In the
Matter of the Managers Funds, et al., Investment Company Act Rel. No. 28748 (May 28, 2009)
(Notice), Investment Company Act Rel. No. 28770 (June 23, 2009) (Order); In the Matter of
Pioneer Bond Fund, et al., Investment Company Act Rel. No. 28411 (February 5, 2008) (Notice),
Investment Company Act Rel. No. 28182 (March 4, 2008) (Order); In the Matter of Riversource
Diversified Income Series. Inc., et al., Investment Company Act Rel. No. 27506 (September 28,
2006) (Notice), Investment Company Act Rel. No. 27525 (October 24, 2006) (Order); In
the Matter of Wells Fargo Funds Trust, et al., Investment Company Act Rel. No. 27309 (May 1,
2006) (Notice), Investment Company Act Rel. No. 27385 (May 30, 2006) (Order); In the Matter
of Frank Russell Investment Company, et al., Investment Company Act Rel. No. 27292 (April
25,2006) (Notice), Investment Company Act Rel. No. 27325 (May 23, 2006) (Order); In the
Matter of Bridgeway Funds, Inc., et al., Investment Company Act Rel. No. 27290 (April 18,
2006) (Notice), Investment Company Act Rel. No. 27322 (May 16, 2006) (Order); In the Matter

Page 14 of 31 sequentially numbered pages (including exhibits)

of Thrivent Mutual Funds, et al., Investment Company Act Rel. No. 27201 (January 03, 2006)
(Notice), Investment Company Act Rel. No. 27222 (January 31, 2006) (Order); In the Matter of
Marshall Funds. Inc., et al., Investment Company Act Rel. No. 27060 (September 08, 2005)
(Notice); Investment Company Act Rel. No. 27111 (October 05, 2005) (Order); In the Matter of
SEI Institutional Managed Trust, et al., Investment Company Act Rel. No. 26762 (February
17,2005) (Notice), Investment Company Act Rel. No, 26783 (March 15, 2005) (Order); In the
Matter of Dreyfus Founders Funds. Inc., et al.; Investment Company Act Rel. No. 26487 (June
24, 2004) (Notice), Investment Company Act Rel. No. 26499 (July 20, 2004) (Order); In the
Matter of AMR Investment Services Trust, Investment Company Act Rel. No. 26413 (April 8,
2004) (Notice), Investment Company Act Rel. No. 26443 (May 4, 2004) (Order); In the Matter
of Nations Funds Trust, et al., Investment Company Act Rel. No. 26146 (August 11, 2003)
(Notice), Investment Company Act Rel. No. 26174 (September 5, 2003) (Order); In the Matter of
PBHG Funds, et al., Investment Company Act Rel. No. 26100 (July 15, 2003) (Notice),
Investment Company Act Rel. No. 26148 (August 12, 2003) (Order); In the Matter of AB Funds
Trust and SBC Financial Services, Inc., Investment Company Act Rel. No. 26067 (June 4, 2003)
(Notice), Investment Company Act Rel. No. 26093 (July 1, 2003) (Order); In the Matter of ARK
Funds, Allied Investment Advisors, Inc., Allfirst Trust Company, N.A., Investment Company
Act Rel. No. 25923 (February 3, 2003) (Notice), Investment Company Act Rel. No. 25950
(March 3, 2003) (Order); In the Matter of Oppenheimer Integrity Funds, et al., Investment
Company Act Rel. No. 25760 (September 30, 2002) (Notice), Investment Company Act Rel. No.
25776 (October 22, 2002) (Order); In the Matter of Colchester Street Trust, et al., Investment
Company Act Rel. No. 24563 (July 24, 2000) (Notice), Investment Company Act Rel. No. 24602
(August 21, 2000) (Order).

     There is one respect in which the relief sought extends beyond prior requests for relief with respect to interfund lending. Applicants are aware of no interfund lending exemptive order that uses the yield of a fund’s current cash investment vehicle (presently the CMT Fund for the vast majority of potential lending Funds) when calculating the Interfund Loan Rate. Applicants contend that the proposed interfund lending relief is a logical extension of relief previously granted and consistent with the purposes of the Act.

     B. Discussion in Support of the Application.

     The proposed interfund lending facility is intended to be used by the Funds as a means of:
(i) reducing the costs that would otherwise be incurred by the Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Vanguard’s only interest in pursuing this program results from its position as a fiduciary to the Funds. Vanguard has no pecuniary or other interest in establishing the program.

     The Trustees of the Trusts have carefully considered the benefits and possible additional risk to the Funds as a result of their participation in the proposed interfund lending facility and have concluded that participation in the proposed interfund lending facility would be in the best interests of the Funds. The Trustees have also determined that the significant benefits derived from participation in the proposed interfund lending facility more than outweigh the nominal additional risks that may be incurred by the Funds.

Page 15 of 31 sequentially numbered pages (including exhibits)

     The significant benefits to be derived from participation in the proposed interfund lending facility will be shared by both the Funds making loans directly to other Funds as well as those
Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their excess cash balances than they otherwise would have obtained from investment of such cash in the CMT Fund or, if applicable, the rate available for overnight repurchase agreements in which the lending Funds could otherwise invest, and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Cash Management
Group will compare the Interfund Loan Rate set under the interest rate formula with the available
Bank Loan Rate and the CMT Rate on each business day.

     A Fund would be allowed to participate in the proposed interfund lending facility only if the Interfund Loan Rate were higher than the CMT Rate or, if applicable, the Repo Rate and lower than the Bank Loan Rate.

     Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on Interfund Loans would be de minimis given the extremely high asset coverage requirements for any Interfund
Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting
Interfund Loans as proposed in this Application.

     The proposed interfund lending facility has been designed to serve only as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which do not involve any significant risks of default.

     The Trustees of each Trust have determined that the Fund should be permitted to borrow under the proposed interfund lending facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund
Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

     To assure that a lending Fund’s use of the proposed interfund lending facility reflects only the normal levels of short-term investment activity, the Trustees have determined that the
Fund should limit its loans extended through the proposed interfund lending facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.

     The Trustees further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed interfund lending facility would represent “high quality” debt with minimal credit risk, fully comparable

Page 16 of 31 sequentially numbered pages (including exhibits)

with, and in many cases superior to, other short-term instruments available to the Funds. Funds that hold themselves out as money market Funds will (in order to comply with Rule 2a-7 of the
Act) lend on an interfund basis only if the requisite determinations contemplated by the Rule have been made by Vanguard. It is anticipated that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund
Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding
Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding
Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10%
of its total assets.

     In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing
Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending
Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

     In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Trustees will exercise effective oversight of the proposed interfund lending facility, Applicants believe Interfund Loans to be comparable in credit quality to other money market (short-term) instruments rated “high quality” by independent, nationally recognized statistical rating organizations. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a third party lending bank requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed interfund lending facility. Collateralization would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of
Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by Vanguard, through the Cash Management Department, and would be subject to the oversight of the Independent Trustees.

Page 17 of 31 sequentially numbered pages (including exhibits)

     Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event there is any possibility of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

(1)	Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15%
of its current net assets at the time the loan is made. Although the
Trustees for the Funds believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to repurchase agreements or other comparable short-term instruments (including the
CMT Fund), the Funds will impose the foregoing limit on their Interfund
Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)	In the event an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, Vanguard will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Trust with a Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[12] The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both
Funds. The arbitrator will submit, at least annually, a written report to the
Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

     Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. Vanguard has no pecuniary interest in the administration of the program. As noted earlier, the Cash Management Department would administer the proposed interfund lending facility as a disinterested fiduciary as part of the Funds’ overall cash management program. No portfolio manager of any Fund would serve in the Cash Management
Department. Vanguard, through the Cash Management Department, would administer the program as part of its duties under the relevant management or service agreement with each
Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed interfund lending facility.

     The proposed interfund lending facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed interfund lending facility, the Funds would not negotiate interest rates between themselves and
Vanguard would not set rates in its discretion. Rather, rates would be determined pursuant to a pre-established formula, approved by the Trustees, which would be a function of the current rates quoted by independent third parties for short-term bank borrowings, and the CMT Rate. All

12	If the dispute involves Funds with different Trustees, the respective Trustees of each Fund will select an independent arbitrator that is satisfactory to each Fund.

Page 18 of 31 sequentially numbered pages (including exhibits)

Funds participating in the interfund lending facility on any given day would receive the same rate.

     The proposed interfund lending facility would also not present any significant potential that one Fund’s portfolio manager would maintain or expand the Fund’s excess cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Cash Management
Department. As discussed above, the Cash Management Department would operate independently of the Fund’s portfolio managers because no portfolio manager of any Fund would serve in the Cash Management Department. The Cash Management Department will accumulate data at least once each business day on the Funds’ total short-term borrowing needs and the Funds’ total excess cash positions. The Cash Management Department would not solicit cash for the proposed interfund lending facility from any Fund or disseminate total borrowing demand data to any portfolio managers. The Cash Management Department would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause the Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the
Cash Management Department’s allocation of loans. The Cash Management Department will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or the remaining amounts will be invested directly by the portfolio managers of the Funds.

     Second, portfolio managers typically limit their Funds’ cash reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.13 Because portfolio manager compensation is directly or indirectly related to his or her Fund’s performance record, it would be contrary to the self-
interest of the portfolio manager to compromise his or her Fund’s performance in order to extend additional credit to other Funds.

     Third, a portfolio manager’s decision regarding the amount of the Fund’s excess cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The
Funds anticipate that, whenever the Interfund Loan Rate is higher than the CMT Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed interfund lending facility are expected to restrict its use to customary levels of Fund borrowing.

     For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c), 12(d)(1)(J)
and 17(b) of the Act and Rule 17d-1 thereunder.

     1. Exemption from Sections 17(a)(3) and 21(b) of the Act

13	A Fund may, however, have a large cash position under certain circumstances, such as: (i) for temporary defensive purposes, (ii) when the portfolio manager is otherwise unable to locate favorable investment opportunities, or (iii) in anticipation of redemption requests.

Page 19 of 31 sequentially numbered pages (including exhibits)

     The principal officers and the trustees of each Trust are and in the future may be identical. Although the power of the officers and Trustees arises solely as a result of their official positions with the Trusts, in view of the overlap of substantially all of the officers and
Trustees among the Trusts, the Trusts and the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section
2(a)(3) of the Act. Therefore, Applicants request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting them from the provisions of Sections 17(a)(3) and 21(b), which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

     (a) The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not
     Involve Overreaching on the Part of Any Person Concerned.

     Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the CMT Rate and the Bank Loan Rate). Thus, the rate for a borrowing Fund will be lower and, for a lending Fund, will be higher than that otherwise available to them.

     Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

     Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the Cash
Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

     Periodic review by each Trust’s Trustees, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

     (b) The Proposed Transactions Will Be Consistent with the Policies Set Forth in the
     Funds’ Registration Statement and the General Purposes of the Act.

     All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

     Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.
Similarly, Subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered

Page 20 of 31 sequentially numbered pages (including exhibits)

investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. Because the Funds have already established an interfund lending facility pursuant to the 1996 Order, each Fund presently includes disclosure in its SAI on the possibility of the Fund’s participation in the interfund lending facility. A Fund would continue to include disclosure regarding the proposed interfund lending facility in its SAI as long as the Fund participates in the proposed interfund lending facility.

     The proposed interfund lending facility also is consistent with the general purposes of the
Act and specifically Sections 17(a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.14 The proposed transactions do not raise such concerns because: (i) Vanguard, through the Cash Management Department, would administer the program as a disinterested fiduciary as part of its duties under the relevant management or service agreement with each Fund; (ii) all Interfund Loans would consist only of excess cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments (including the CMT Fund); (iii) the Interfund Loans would not involve a significantly greater risk than such other investments because the borrowers would offer high asset coverage and are highly regulated; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees generally associated with committed lines of credit. Moreover, the other terms and conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other
Fund.

     For the foregoing reasons, and in light of the other terms and conditions that the
Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed interfund lending facility are consistent with the general purposes of the Act.

     2. Exemption from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act.

     As noted above, Applicants submit that the proposed interfund lending facility may not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed interfund lending facility would involve cash items and not the issuance or sale of any
“security” by a borrowing Fund to lending Fund within the meaning of Sections 17(a)(1) or
12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36)
of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act. Thus, the

14	The affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940),
House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

Page 21 of 31 sequentially numbered pages (including exhibits)

Applicants seek relief through this Application to eliminate any possible questions or doubts concerning their participation in the proposed interfund lending facility.

     Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Pursuant to conditions 3, 4, and 5, a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2).15

     Applicants submit that the requested exemptions are appropriate in the public interest, and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

     The primary purpose of Section 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the sale of securities or other property, i.e., to prevent self-
dealing.16 Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed interfund lending facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each
Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Cash
Management Department and matched on an equitable basis pursuant to procedures approved by the Trustees of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

     The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c)
and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is another Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

     Furthermore, Applicants submit that the proposed interfund lending facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company’s acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed interfund lending facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders.
Vanguard, through the Cash Management Department, would administer the proposed interfund

15	See Rubin v. United States, 449 U.S. 424 (1981). See also Salomon Brothers Asset Management Inc., et.
al., Investment Company Act Release Nos. 24181 (Dec. 1, 1999)(notice) and 24222 (Dec. 28, 1999)(order).
16	See, e.g., S. Rep. No. 1775, 76th Cong., 3 Sess. 6 (1940).

Page 22 of 31 sequentially numbered pages (including exhibits)

lending facility as a disinterested fiduciary under the relevant management or service agreements with the Funds, and would receive no additional compensation for its services in connection with the administration of the interfund lending facility.

     Under these circumstances, to include Interfund Loans within the limitations of Section
12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interests of Fund shareholders.

     3. Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

     Applicants also believe that the proposed interfund lending facility would not involve any
“joint transaction”, “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed interfund lending facility.

     Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section
17(d) is to avoid overreaching and unfair advantage to insiders.17 For the same reasons discussed above with respect to Section 17(a) of the Act, each Applicant’s participation in the proposed interfund lending facility would not involve overreaching or unfair advantage of any other
Applicant. Furthermore, the proposed interfund lending facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed interfund lending facility would be on terms which are no different from or less advantageous than that of other participating Funds.

     4. Exemption from Section 18(f)(1) of the Act.

     Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed interfund lending facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company . . .” Applicants seek exemption from this provision only to the limited extent necessary to permit a Fund to lend to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and

17	See, e.g., Hearings on S.3580 Before a Subcomm. of the Sen. Comm. on Banking and Currency, 76th
Cong., 3d Sess. 762 (1940) at 211-213.

Page 23 of 31 sequentially numbered pages (including exhibits)

subject to all the terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of the Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

     Based on the numerous conditions and substantial safeguards described in this
Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed interfund lending facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed interfund lending facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at reduced costs, and it will enable lending Funds to earn a higher return on their excess cash balances without materially increased risk and without involving any overreaching, all in the best interests of Fund shareholders.

VI. CONCLUSION

     For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed interfund lending facility would be consistent with the provisions, policies and purposes of the Act, and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII. PROCEDURAL MATTERS

     Pursuant to Rule 0-2(f) under the Act, the Applicants hereby state that the address of the
Funds and Vanguard is as follows:

Vanguard Funds
The Vanguard Group, Inc.
P.O. Box 2600, V26
Valley Forge, PA 19482

     The Applicants further state that all communications concerning this Application should be directed to:

Michael J. Drayo, Esq.
The Vanguard Group, Inc.
P.O. Box 2600, V26
Valley Forge, PA 19482
(610) 669-4294
michael_drayo@vanguard.com

     Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been

Page 24 of 31 sequentially numbered pages (including exhibits)

complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Trusts and the corporate organizational documents of Vanguard, and the undersigned officer of the Applicants is fully authorized to execute this Application and any further amendments thereto. The Trusts and Vanguard have adopted the resolutions attached as Exhibits B-1 and B-2 authorizing the filing of the Application. The Verification required by Rule 0-2(d) under the Act is attached as Exhibit C-1.

     The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Respectfully submitted,
Vanguard Funds
By: /s/ Heidi Stam
Heidi Stam
Secretary
Date: June 9, 2011
The Vanguard Group, Inc.
By: /s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and
General Counsel
Date: June 9, 2011

Page 25 of 31 sequentially numbered pages (including exhibits)

EXHIBIT INDEX
A.	List of Applicants
B.	Authorizations required pursuant to Rule 0-2(c)(1).
	1.	Vanguard Funds
	2.	The Vanguard Group, Inc.
C.	Verifications required pursuant to Rule 0-2(d).
	1.	Vanguard Funds and The Vanguard Group, Inc.

Page 26 of 31 sequentially numbered pages (including exhibits)

Exhibit A
List of Applicants
Vanguard Admiral Funds	Vanguard Florida Tax-Free Funds	Vanguard New Jersey Tax-Free Funds
Admiral Treasury Money Market Fund*	Florida Long-Term Tax-Exempt Fund	New Jersey Long-Term Tax-Exempt Fund
S&P 500 Growth Index Fund	Vanguard Horizon Funds	New Jersey Tax-Exempt Money Market
S&P 500 Value Index Fund	Capital Opportunity Fund	Fund*
S&P Mid-Cap 400 Growth Index Fund	Global Equity Fund	Vanguard New York Tax-Free Funds
S&P Mid-Cap 400 Index Fund	Strategic Equity Fund	New York Long-Term Tax-Exempt Fund
S&P Mid-Cap 400 Value Index Fund	Strategic Small-Cap Equity Fund	New York Tax-Exempt Money Market
S&P Small-Cap 600 Growth Index Fund	Vanguard Index Funds	Fund*
S&P Small-Cap 600 Index Fund	500 Index Fund	Vanguard Ohio Tax-Free Funds
S&P Small-Cap 600 Value Index Fund	Extended Market Index Fund	Ohio Long-Term Tax-Exempt Fund
Vanguard Bond Index Funds	Growth Index Fund	Ohio Tax-Exempt Money Market Fund*
Inflation-Protected Securities Fund	Large-Cap Index Fund	Vanguard Pennsylvania Tax-Free Funds
Intermediate-Term Bond Index Fund	Mid-Cap Growth Index Fund	Pennsylvania Long-Term Tax-Exempt Fund
Long-Term Bond Index Fund	Mid-Cap Index Fund	Pennsylvania Tax-Exempt Money Market
Short-Term Bond Index Fund	Mid-Cap Value Index Fund	Fund*
Total Bond Market Index Fund	Small-Cap Growth Index Fund	Vanguard Quantitative Funds
Total Bond Market II Index Fund	Small-Cap Index Fund	Growth and Income Fund
Vanguard California Tax-Free Funds	Small-Cap Value Index Fund	Structured Broad Market Fund
California Intermediate-Term Tax-Exempt Fund	Total Stock Market Index Fund	Structured Large-Cap Equity Fund
California Long-Term Tax-Exempt Fund	Value Index Fund	Vanguard Scottsdale Funds
California Tax-Exempt Money Market Fund*	Vanguard Institutional Index Funds	Explorer Value Fund
Vanguard Chester Funds	Institutional Index Fund	Intermediate-Term Corporate Bond Index
PRIMECAP Fund	Institutional Total Stock Market Index Fund	Fund
Target Retirement Income Fund	Vanguard International Equity Index Funds	Intermediate-Term Government Bond Index
Target Retirement 2005 Fund	Emerging Markets Stock Index Fund	Fund
Target Retirement 2015 Fund	European Stock Index Fund	Long-Term Corporate Bond Index Fund
Target Retirement 2025 Fund	FTSE All-World ex-US Index Fund	Long-Term Government Bond Index Fund
Target Retirement 2035 Fund	FTSE All-World ex-US Small-Cap Index	Mortgage-Backed Securities Index Fund
Target Retirement 2045 Fund	Fund	Russell 1000 Growth Index Fund
Target Retirement 2010 Fund	Global ex-U.S. Real Estate Index Fund	Russell 1000 Index Fund
Target Retirement 2020 Fund	Pacific Stock Index Fund	Russell 1000 Value Index Fund
Target Retirement 2030 Fund	Total World Stock Index Fund	Russell 2000 Growth Index Fund
Target Retirement 2040 Fund	Vanguard Malvern Funds	Russell 2000 Index Fund
Target Retirement 2050 Fund	Asset Allocation Fund	Russell 2000 Value Index Fund
Target Retirement 2055 Fund	Capital Value Fund	Russell 3000 Index Fund
Vanguard CMT Funds	U.S. Value Fund	Short-Term Corporate Bond Index Fund
Market Liquidity Fund*	Vanguard Massachusetts Tax-Exempt Funds	Short-Term Government Bond Index Fund
Municipal Cash Management Fund*	Massachusetts Tax-Exempt Fund	Vanguard Specialized Funds
Vanguard Convertible Securities Fund	Vanguard Money Market Reserves	Dividend Appreciation Index Fund
Convertible Securities Fund	Federal Money Market Fund*	Dividend Growth Fund
Vanguard Explorer Fund	Prime Money Market Fund*	Energy Fund
Explorer Fund	Vanguard Montgomery Funds	Health Care Fund
Vanguard Fenway Funds	Market Neutral Fund	Precious Metals and Mining Fund
Equity Income Fund	Vanguard Morgan Growth Fund	REIT Index Fund
Growth Equity Fund	Morgan Growth Fund	Vanguard STAR Funds
PRIMECAP Core Fund	Vanguard Municipal Bond Funds	Developed Markets Index Fund
Vanguard Fixed Income Securities Funds	High-Yield Tax-Exempt Fund	LifeStrategy Conservative Growth Fund
GNMA Fund	Intermediate-Term Tax-Exempt Fund	LifeStrategy Growth Fund
High-Yield Corporate Fund	Limited Term Tax-Exempt Fund	LifeStrategy Income Fund
Intermediate-Term Investment-Grade Fund	Long-Term Tax-Exempt Fund	LifeStrategy Moderate Growth Fund
Intermediate-Term Treasury Fund	Short-Term Tax-Exempt Fund	STAR Fund
Long-Term Investment-Grade Fund	Tax-Exempt Money Market Fund*	Total International Stock Index Fund
Long-Term Treasury Fund
Short-Term Federal Fund
Short-Term Investment-Grade Fund
Short-Term Treasury Fund

Page 27 of 31 sequentially numbered pages (including exhibits)

Vanguard Tax-Managed Funds	Vanguard World Fund
Tax-Managed Balanced Fund	Consumer Discretionary Index Fund
Tax-Managed Capital Appreciation Fund	Consumer Staples Index Fund
Tax-Managed Growth and Income Fund	Energy Index Fund
Tax-Managed International Fund	Extended Duration Treasury Index Fund
Tax-Managed Small-Cap Fund	Financials Index Fund
Vanguard Trustees’ Equity Fund	FTSE Social Index Fund
Diversified Equity Fund	Health Care Index Fund
International Value Fund	Industrials Index Fund
Vanguard Valley Forge Funds	Information Technology Index Fund
Balanced Index Fund	International Growth Fund
Managed Payout Distribution Focus Fund	Materials Index Fund
Managed Payout Growth and Distribution Fund	Mega Cap 300 Growth Index Fund
Managed Payout Growth Focus Fund	Mega Cap 300 Index Fund
Vanguard Variable Insurance Funds	Mega Cap 300 Value Index Fund
Balanced Portfolio	Telecommunication Services Index Fund
Capital Growth Portfolio	U.S. Growth Fund
Diversified Value Portfolio	Utilities Index Fund
Equity Income Portfolio
Equity Index Portfolio
Growth Portfolio
High Yield Bond Portfolio
International Portfolio
Mid-Cap Index Portfolio
Money Market Portfolio*
REIT Index Portfolio
Short-Term Investment-Grade Portfolio
Small Company Growth Portfolio
Total Bond Market Index Portfolio
Total Stock Market Index Portfolio
Vanguard Wellesley Income Fund
Wellesley Income Fund
Vanguard Wellington Fund
Wellington Fund
Vanguard Whitehall Funds
High Dividend Yield Index Fund
International Explorer Fund
Mid-Cap Growth Fund
Selected Value Fund
Vanguard Windsor Funds
Windsor Fund
Windsor II Fund

* Money market fund.

Page 28 of 31 sequentially numbered pages (including exhibits)

Exhibit B-1

VANGUARD FUNDS
CERTIFICATE OF AUTHORIZATION

I, Heidi Stam, do hereby certify that: (1) I am Secretary of Vanguard Admiral Funds,
Vanguard Bond Index Funds, Vanguard California Tax-Free Funds, Vanguard Chester
Funds, Vanguard CMT Funds, Vanguard Convertible Securities Fund, Vanguard
Explorer Fund, Vanguard Fenway Funds, Vanguard Fixed Income Securities Funds,
Vanguard Florida Tax-Free Funds, Vanguard Horizon Funds, Vanguard Index Funds,
Vanguard Institutional Index Funds, Vanguard International Equity Index Funds,
Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard
Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth
Fund, Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds,
Vanguard New York Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard
Pennsylvania Tax-Free Funds, Vanguard Quantitative Funds, Vanguard Specialized
Funds, Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Scottsdale
Funds (formerly known as Vanguard Treasury Fund), Vanguard Trustees’ Equity
Fund, Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard
Wellesley Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds,
Vanguard Windsor Funds, Vanguard World Fund (collectively, the “Funds”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Trustees of each of the aforesaid Funds at a meeting held on
October 7, 2008 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as of the date hereof.

     RESOLVED, that the officers of the Funds be, and they hereby are authorized, empowered and directed to prepare, execute and file with the Securities and
     Exchange Commission an application (the “Application”) to amend the Funds’
     exemptive relief that currently permits the Funds and The Vanguard Group, Inc.
     to participate in an interfund lending facility whereby the Funds may lend money directly to each other for temporary purposes; and;

     FURTHER RESOLVED, that the Vanguard Fund officers be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to further the Funds’
     Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of June, 2011.

/s/ Heidi Stam
Heidi Stam
Secretary
Vanguard Funds

Page 29 of 31 sequentially numbered pages (including exhibits)

EXHIBIT B-2

THE VANGUARD GROUP, INC.
CERTIFICATE OF AUTHORIZATION

     I, Heidi Stam, do hereby certify that: (1) I am Secretary, Managing Director and
General Counsel of The Vanguard Group, Inc. (the “Corporation”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Board of Directors of the Corporation at a meeting held on October 18, 1991 at which a quorum was present and voting; and (3) said resolutions remain in full force and effect as the date hereof.

RESOLVED, That the Chairman, President or Secretary of the Corporation be, and they hereby are authorized, empowered and directed to prepare, execute and file with the
Securities and Exchange Commission (“Commission”) an Application under Sections
6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for orders of the Commission, on behalf of the Corporation: (1) exempting the Corporation and the present and future member funds of The Vanguard Group of Investment
Companies (the “Funds”) from the provisions of Sections 12(d)(1), 17(a)(3), 17(d), 18(f)
and 21(b) of the Act and Rule 17d-1 thereunder to the extent necessary to permit the
Funds and the Corporation to participate in an interfund lending facility whereby the
Funds may lend money directly to each other for temporary purposes, subject to the conditions set forth in the application; and (2) granting such other exemptive relief as such officers, on advice of counsel, deem appropriate; and

FURTHER RESOLVED, That the Chairman, President or Secretary of the Corporation
be, and they hereby are, authorized, empowered and directed to prepare, file and deliver all other instruments and documents necessary and appropriate to the Application, including any amendment or amendments thereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of June, 2011.

/s/ Heidi Stam
Heidi Stam
Secretary, Managing Director and General
Counsel

Page 30 of 31 sequentially numbered pages (including exhibits)

EXHIBIT C-1
VERIFICATION

The undersigned states that she has duly executed the attached
Application, dated June 9, 2011, for an on behalf of:

Vanguard Admiral Funds	Vanguard Municipal Bond Funds
Vanguard Bond Index Funds	Vanguard New Jersey Tax-Free Funds
Vanguard California Tax-Free Funds	Vanguard New York Tax-Free Funds
Vanguard Chester Funds	Vanguard Ohio Tax-Free Funds
Vanguard CMT Funds	Vanguard Pennsylvania Tax-Free Funds
Vanguard Convertible Securities Fund	Vanguard Quantitative Funds
Vanguard Explorer Fund	Vanguard Scottsdale Funds
Vanguard Fenway Funds	Vanguard Specialized Funds
Vanguard Fixed Income Securities Funds	Vanguard STAR Funds
Vanguard Florida Tax-Free Funds	Vanguard Tax-Managed Funds
Vanguard Horizon Funds	Vanguard Trustees’ Equity Fund
Vanguard Index Funds	Vanguard Valley Forge Funds
Vanguard Institutional Index Funds	Vanguard Variable Insurance Funds
Vanguard International Equity Index Funds	Vanguard Wellesley Income Fund
Vanguard Malvern Funds	Vanguard Wellington Fund
Vanguard Massachusetts Tax-Exempt Funds	Vanguard Whitehall Funds
Vanguard Money Market Reserves	Vanguard Windsor Funds
Vanguard Montgomery Funds	Vanguard World Fund
Vanguard Morgan Growth Fund

(collectively, the “Funds”) and The Vanguard Group, Inc. (“Vanguard” and, together with the Funds, the “Applicants”); that she is the Secretary of the Funds and Secretary,
Managing Director and General Counsel of Vanguard; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi Stam
Heidi Stam
Secretary of each Applicant
Managing Director and General
Counsel of Vanguard

Page 31 of 31 sequentially numbered pages (including exhibits)